October 15, 2019

Avraham Bengio
Chief Executive Officer
Darkstar Ventures, Inc.
7 Eliezri St.
Jerusalem 96428
Israel

       Re: Darkstar Ventures, Inc.
           Registration Statement on Form S-4
           Filed October 2, 2019
           File No. 333-234056

Dear Mr. Bengio:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services
cc:    Steve Kronengold